HIF 77D(a)



The Board of Directors of Salomon Brothers High Income Fund Inc. approved a clarification of the Fund's investment strategies so that the Fund may use a variety of derivative instruments as part of its investment strategies or for hedging or risk management purposes (Examples of derivative instruments that the Fund may use include options contracts, futures contracts, options on futures contracts, credit default swaps and swap agreements). There is no specific limit in the amount that may be invested in these types of securities, so long as such an investment comports with the Fund's investment objective, other investment policies and applicable regulations.